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                                                              Exhibit 12.2
                      SARA LEE CORPORATION AND SUBSIDIARIES
                      -------------------------------------
                Computation of Ratio of Earnings to Fixed Charges
                -------------------------------------------------
                    And Preferred Stock Dividend Requirements
                    -----------------------------------------
                          (in millions, except ratios)
                          ----------------------------
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

                                                                         Thirteen Weeks Ended
                                                                    ------------------------------
                                                                    September 29,    September 30,
                                                                        2001              2000
                                                                    ---------------  -------------
Fixed charges and preferred stock dividend requirements:

     Interest expense                                               $      74            $     82
     Interest portion of rental expense                                    14                  17
                                                                    ----------          ---------

     Total fixed charges before capitalized interest
          and preferred stock dividend requirements                        88                  99
     Capitalized interest                                                   2                   3
     Preferred stock dividend requirements (1)                              4                   5
                                                                    ----------          ---------

     Total fixed charges and preferred stock
          dividend requirements                                     $      94            $    107
                                                                    ==========          =========


Earnings available for fixed charges and preferred
          stock dividend requirements:
     Income from continuing operations before income taxes          $     262            $    304
     Less undistributed income in minority-owned companies                 (4)                 (4)
     Add minority interest in majority-owned subsidiaries                   8                  12
     Add amortization of capitalized interest                               6                   6
     Add fixed charges before capitalized interest and
          preferred stock dividend requirements                            88                  99
                                                                    ----------          ---------

     Total earnings available for fixed charges and
          preferred stock dividend requirements                     $     360            $    417
                                                                    ==========          =========


     Ratio of earnings to fixed charges and
          preferred stock dividend requirements                           3.8                 3.9
                                                                    ==========          =========

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(1)      Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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